Mail Stop 3628

								June 23, 2005

Via facsimile 801.446.5500 and U.S. Mail

Don J. Colton
Pioneer Oil and Gas
1206 W. South Jordan Parkway, Unit B
South Jordan, Utah 84095

Re:	Pioneer Oil and Gas
	Schedule 13E-3/A
    	Filed on June 10, 2005
    	File No. 5-80723
    	Revised Preliminary Proxy Statement
    	Filed on June 10, 2005
    	File No. 0-30472

Dear Mr. Colton:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3`````

1. We note your response to prior comment 1. Although it does not appear that beneficial owners of greater than 5% of Pioneer would be required to File Schedule 13Ds as a result of it becoming a reporting company, Rule 13d-1(d) requires that these beneficial owners file a Schedule 13G. Also, it appears that Messrs. D. Colton, G. Colton and J. Anderson increased their beneficial ownership from the time that Pioneer filed its Form 10SB in 1998. If Messrs. D. Colton, G. Colton and J. Anderson did not acquire greater than 2 percent of Pioneer common stock in any 12 month period, then they should each file a form 13G, respectively. Alternatively, if Messrs. D. Colton, G.
Colton and J. Anderson acquired greater than 2 percent of Pioneer common stock in any 12 month then they should each filed a Form
13D, respectively.

2. We note your response to prior comment 2. More specifically, we understand that you are a small business and that it is difficult to make projections regarding the future performance of the company. However, it appears that pro forma financial statement created for the purpose of providing financial statements that reflect the stock splits that have not yet been consummated is material and may be presented in a manner that is neither misleading nor inaccurate. Accordingly, revise to disclose the pro forma financial statements required by Item 13 of Schedule 13E-3 and Item 1010 of Regulation
M-A. To the extent that you continue to believe that pro forma financial statements reflecting the stock splits is not material, please advise of the basis of your belief.

3. We note that you are incorporating by reference the valuation opinion of Gate-Way from your Proxy Statement on Schedule 14A.
Upon re-filing your Schedule 13E-3, please file the Gate-Way valuation opinion as an exhibit.

Schedule 14A

General

4. We refer you to prior comment 3. Although you advise that a form of proxy is set forth as an exhibit to your revised preliminary proxy statement, it does not appear that this disclosure is included in your filing. Upon re-filing, please include a form of proxy.

We note your response to prior comment 6 on page 15. Continue to revise your proxy to discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining? In addition, see comment 7 below.

5.We refer you to prior comment 7. In this regard, we note that you plan "to effect the Stock Splits regardless of whether a majority of the outstanding stock of the Company votes in favor of the Stock Splits as long as a majority of the shares voting on the proposal vote in favor of the Stock Splits." It appears that you are making a distinction between receiving a vote of the majority of the outstanding common stock and receiving a vote of the majority of the shares voting on the proposal. Please clarify your disclosure and explain the circumstances under which Pioneer will effect the stock splits.

Special Factors

Fairness of the Stock Splits, page 14

6. We refer you to prior comment 12. Please expand your disclosure on page 15. Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Expand to address why each filing person believes this transaction is fair to those unaffiliated shareholders who will be cashed out, as well as those who will remain as shareholders of a less liquid security. For example, is the board`s determination that the transaction is fair to the unaffiliated security holders solely based on the fact that the cash out price to be received is greater than the market price? Also, your disclosure should explain whether the board believes that the transaction is fair to its remaining unaffiliated security holders despite the fact that Pioneer`s common stock will be less liquid.

7. We note the disclosure that the company determined that the repurchase price of $1.50 is fair. If this is the case, then please revise to specifically state that the board adopted the analysis of Gate-Way. Alternatively, please revise to include a discussion of the basis for the board`s fairness determinations, including the factors in Instruction (2) to Item 1014 of Regulation M-A.

8. Although you disclose on page 4 that the board believes that the transaction is substantively and procedurally fair to affiliated and unaffiliated security holders, you do not present this language consistently throughout your proxy statement. For example, but without limitation, on page 19 you disclose that "the Stock Splits are substantively fair to the Company`s shareholders, including the Cashed Out Holders and the Continuing Holders." Also, you disclose on page 30 that the company is of the opinion that the repurchase price is fair to the Cashed Out Holders and Continuing Holders." While it is appropriate to address the Cashed Out Holders and the Continuing Holders, you are required to also disclose whether each filing person believes that the transaction is fair to Pioneer`s unaffiliated security holders. See Item 1014(a) of Regulation M-A. It is unclear whether the defined term is referring to the unaffiliated holders only. Please revise the disclosure throughout your proxy statement to clarify.

9. We note that you to disclose that Exhibit A is attached to this proxy statement. However, we were unable to locate the summary of Gate-Way`s valuation opinion. Upon re-filing your proxy statement, please include the summary as part of the document. Also, confirm that you will be mailing the summary of Gate-Way`s valuation opinion with your proxy statement.

	Advantages of the Stock Splits, page 16

10. We note your reference to Pioneer`s average closing price of its common stock on May 2, 2005. Please revise to include the average closing price as of the most recent practicable date.

	Opinion of Gate-Way, page 19

11. We reissue prior comment 17. In particular, we refer you to the disclosure on page 20 that the summary of the Gate-Way`s report in the proxy statement and in Exhibit A is "qualified in its entirety by reference to the full text of the Valuation Opinion." Please remove this disclosure, as a` qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement.

12. We refer you to your response to prior comment 19. In this regard, we note that you disclose that "Gate-Way stated that the weight given to the Market and Income approach was based on the professional judgment and experience of its analyst and not because of some system of prescribed formulas." Please revise to explain why, in its professional judgment and experience, Gate-Way decided to weight the market approach at 60% and the income approach at 40%.

13. We note that you refer to assumptions that were used by Gate-
Way to derive its valuation opinion. Please summarize the material assumptions relied upon. Also, textually explain how the assumptions were used to derive the fair value of the company.

Review of the Company Performance, page 29

14. Please disclose why Gate-Way believed that the market and income approach are better methods in determining the value of Pioneer`s common stock.

Proposal Two: Election of Directors, page 32

   General

15. You disclose that Pioneer does not have a nominating committee. Please disclose the basis for your view that it is appropriate for Pioneer not to have a nominating committee and identify each director that participates in the consideration of director nominees. See Item 7(d)(2)(i) of Schedule 14A. Also, we reissue prior comment
21. Please disclose the information required by Item 7(d)(2)(ii) of
Schedule 14A regarding the company`s nomination process.

Background of the Stock Splits, page 41

16. We note that you reference a conversation between Gregg Colton and a staff member of the SEC. Your reference to this conversation appears to improperly suggest that the Staff is recommending this transaction and that the Staff provided legal advice to Pioneer. Please remove this reference or advise.

17. You disclose on page 43 that "management continued to investigate potential alternatives . . . including deregistering as an Exchange Act reporting company." Please discuss the potential

18. alternatives that were discussed and explain why the board ultimately determined that deregistration was in the best interest of the unaffiliated security holders.

19. You disclose on page 44 that "the Company concluded that a price of $1.50 was more than fair based on Gate-Way`s valuation based on Gate-Way`s Valuation Opinion." Please disclose who determined the premium to be paid over the $1.07 that was presented by Gate-Way.
Also, disclose how the premium was determined.

Incorporation of Certain Documents by Reference

21. We note that you disclose that "[t]he Company`s filings with the SEC sometimes incorporate by reference certain separate filings with the SEC" and that "[t]he information incorporated by reference should be considered part of this Proxy Statement, except for any information superseded by information contained directly in this Proxy Statement." Please advise of the basis for your belief that information incorporated by reference from other company filings should be considered part of this proxy statement or otherwise revise this disclosure.

Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Also please provide us with marked copies to your revised preliminary proxy statement in accordance with Rule 14a-6(h). Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

						Sincerely,



      		                  Jeffrey B. Werbitt
                  		      Attorney-Advisor
                  			Office of Mergers
                         and Acquisitions